FORM DEL-AM

                                               June 22, 2000

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.

Re: Form SB-2

To Whom It May Concern:

In  regards to the filing of our Company's form SB-2 on June
9,   2000,   the   section  disclosing  the  following   was
inadvertently left out of the document:

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

California Software Corporation hereby amends the cover page of the referenced Registration Statement to include the above delaying amendment language. In our future amendments to form SB-2, this section will appear on the front cover page of the prospectus.

Respectfully,



/s/Bruce Acacio
Chief Executive Officer
California Software Corporation